EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

December 2020

Item 3	News Releases

News release dated December 8, 2020.

Item 4	Summary of Material Change

On December 8, 2020, the Company announced the signing of a definitive agreement to acquire 100% of the assets in Transcend Biodynamics LLC (“Transcend”) valued at $10 million in an all-stock transaction (the “Transaction”), for a total of 13,333,333 common shares at $0.75 per share. This non-arm’s length Transaction is subject to the satisfaction or waiver of customary conditions, including regulatory approvals. Transcend is a research driven biotechnology company committed to addressing unmet mental health needs through the development of patented next generation psychedelic therapeutics including the Lysergic Acid Diethylamide (“LSD”) derivative BOL-148. BOL-148 is a nontoxic second-generation LSD-derived molecule that mimics the therapeutic potential of LSD, without the psychedelic effects or hallucinations. Transcend’s patented process allows for cost effective manufacturing of BOL-148 without the need to make LSD.

In December 2020, the Company issued 60,000 common shares pursuant to vesting of restricted and performance stock units and for services rendered.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

December 8, 2020

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SCHEDULE “A”

Press:

BetterLife adds Next-Gen Psychedelic Therapy to its Pipeline of Drugs

BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU) an emerging biotech focused on the development and commercialization of revolutionary treatments, today announced the signing of a definitive agreement to acquire 100% of the assets in Transcend Biodynamics LLC (“Transcend”) valued at $10 million in an all-stock transaction (the “Transaction”), for a total of 13,333,333 common shares at $0.75 per share. This non-arm’s length Transaction is subject to the satisfaction or waiver of customary conditions, including regulatory approvals.

Transcend is a research driven biotechnology company committed to addressing unmet mental health needs through the development of patented next generation psychedelic therapeutics including the Lysergic Acid Diethylamide (“LSD”) derivative BOL-148.

LSD has been studied for the treatment of people with a number of psychiatric conditions, including severe depression, alcoholism, and posttraumatic stress disorder throughout the 1950s and 1960s and research is currently experiencing a renaissance, with a number of publications referencing the efficacy of LSD (a Schedule 1 substance) to alleviate or reverse certain mental health conditions.

BOL-148 is a nontoxic second-generation LSD-derived molecule that mimics the therapeutic potential of LSD, without the psychedelic effects or hallucinations. Transcend’s patented process allows for cost effective manufacturing of BOL-148 without the need to make LSD. This makes Transcend the only entity with the ability to synthesize BOL-148 without the regulatory hurdles of handling a Schedule 1 controlled substance.

“We are thrilled to join forces with Transcend,” stated Dr. Ahmad Doroudian, Chief Executive Officer of BetterLife. “Psychedelic therapies have come a long way in recent years, from an idea to be studied to the next great revolution in healthcare, and a massive emerging market and biotech asset class. As we position BetterLife to be a key player in the med-tech sector, we feel that this acquisition will complement our current clinical initiatives in COVID-19 and human papillomavirus.”

“BetterLife is already experienced in bringing innovative molecules to market and is readily poised to bring their strong clinical experience into the emerging psychedelic space. We intend to leverage our intellectual property and experience to design a delivery system for BOL-148 improving its bioavailability and achieving the desired medicinal effects at optimum dosage. We already have the technology and infrastructure in place and believe that we can get BOL-148 ready for clinical testing by Q1 2021,” he concluded.

The Transcend team brings decades of experience and major academic research affiliations. Their CEO Justin Kirkland shares, “We are deeply excited that the time is right to marry our drug development skills with the strong clinical capabilities of BetterLife to ultimately serve the patient in their quest for health.” Transcend’s proprietary library of compounds and development strategy is based on chemical modifications to known and well-understood psychedelics by significantly modifying their pharmacokinetic properties without diminishing their therapeutic potential.

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About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.blifetherapeutics.com.

About Transcend Biodynamics LLC

Transcend is a research focused biotechnology company creating and clinically validating an evolving IP portfolio of novel molecules and drug delivery mechanisms for clinical trials and commercialization. Transcend is focused on developing second generation psychedelic compounds, peptides, pro-drugs, and nutraceuticals to address unmet needs within mental health, wellness and anti-aging industries.

Contact Information:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Dost Mustaq, BDA International Investor Relations Contact
Email: ir@blifepharma.com
Phone: 646-679-4321

The Canadian Securities Exchange does not accept responsibility for the adequacy or accuracy of this release.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. The Canadian Securities Exchange has not in any way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No Securities Exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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